Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

May 1, 2013

Dear Shareholder:

In advance of our Annual General Meeting, we wish to request that you approve the redesignation of 15,000,000 of our ordinary shares as preferences shares of U.S. $1.00 par value pursuant the resolution set forth below.

Redesignation of Shares

I/We hereby consent to, authorize, ratify, and (so far as it may be necessary to do so) RESOLVE to redesignate 15,000,000 of the ordinary shares of Tsakos Energy Navigation Limited as preference shares of US$1.00 par value each on such terms and conditions and having such rights or restrictions as the Board of Directors may from time to time determine prior to the issue of such preference shares.

***

Only shareholders of record as of April 25, 2013 may consent or withhold consent on the resolution.

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare Trust Company, N.A., please carefully read and sign the enclosed consent card and return the signed consent card to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, Attn: Institutional Services, Fax: 212-709-3328; Telephone: 212-493-6996; Email: tsakosenergy@dfking.com.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. Please direct your broker, bank or nominee to vote your shares by using the Internet, by telephone, or by completing and returning by mail a voting instruction card, by following the instructions provided herewith.

Please provide your consent in accordance with the instructions above, as soon as possible, in any event no later than Friday, May 10, 2013.

Sincerely,

/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President and Chief Executive Officer

CUSIP: G9108L 108

May 1, 2013

Tsakos Energy Navigation Limited

WRITTEN RESOLUTION OF THE SHAREHOLDERS

The undersigned, being a shareholder/shareholders of Tsakos Energy Navigation Limited, a company incorporated in the Islands of Bermuda (the “Company”), in accordance with the Bye-laws of the Company, HEREBY RESOLVE AND ADOPT the resolution set out below.

This resolution may be executed in counterparts, and a copy shall be inserted in the Company’s Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened meeting of the shareholders of the Company.

Redesignation of Shares

The undersigned hereby:

                     consents

                     does NOT consent

to, authorize, ratify, and (so far as it may be necessary to do so) RESOLVE to redesignate 15,000,000 of the ordinary shares of the Company as preference shares of US$1.00 par value each on such terms and conditions and having such rights or restrictions as the Board may from time to time determine prior to the issue of such preference shares.

Name (Please print):

Name must be written exactly as it appears on the books and records of the Company maintained by its transfer agent

DATE: